EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

***

TotalEnergies decides the distribution of a third interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to 2025

On October 28, 2026, the Board of Directors of the Company (the “Board of Directors”) met under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided the distribution of a third interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to the interim dividends and final dividend paid for fiscal year 2025 and equal to the first and second interim dividends for fiscal year 2026.

This increase is in line with the shareholder returns policy approved by the Board of Directors and announced during the Strategy and Outlook Presentation in New York on September 28, 2026, which provides for annual dividend growth of more than 5% through 2030, in line with the Company’s expected cash flow growth.

This interim dividend will be detached and paid in cash exclusively, according to the following timetable:

	Euronext	NYSE

Ex-dividend date [1]	March 31, 2027	March 31, 2027

Payment date [2]	April 2, 2027	April 20, 2027

(1)	As a reminder, the record date for shares listed on the NYSE is March 31, 2027.

(2)	The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on April 13, 2027. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/investors/shares-and-dividends/dividends). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from March 30, 2027 at 3:00 p.m. (New-York time) until the opening of the Euronext market on April 2, 2027.

***

United States: TotalEnergies Enters 26 Chevron-Operated Offshore Exploration Blocks, Strengthening the Successful U.S. Partnership Between Both Companies

On October 28, 2026, TotalEnergies announced the acquisition of a 25% working interest in 26 Chevron-operated exploration leases offshore the United States. As part of the transaction, Chevron also acquires from TotalEnergies a 75% operated interest in two exploration leases adjacent to existing jointly held exploration leases.

The 26 leases, located 150 to 250 km from shore, include 24 blocks located in the Green Canyon area and 2 blocks in the Walker Ridge area, targeting well-proven plays.

The transaction further strengthens the successful collaboration between TotalEnergies and Chevron and expands the Company’s U.S. offshore exploration portfolio, building on TotalEnergies’ entry into 40 Chevron-operated exploration blocks in June 2025. The combined portfolio provides access to multiple exploration plays and prospects, complementing TotalEnergies’ existing interests in the producing Ballymore (40%, TotalEnergies), Anchor (37.14%, TotalEnergies), Jack (25%, TotalEnergies) and Tahiti (17%, TotalEnergies) assets.

***

TotalEnergies strengthens value sharing with its employees and the support of their energy purchasing power

On October 27, 2026, in an energy context marked by rising petroleum and gas products prices, TotalEnergies confirmed that it expects to distribute an exceptional value-sharing bonus to eligible employees1 in France and around the world in 2026. With this decision, TotalEnergies wishes to recognize the daily commitment of TotalEnergies' teams, whose professionalism and dedication contribute in particular to the reliability of France's fuel supply.

In France, pending the mandatory annual negotiations scheduled for December 2026, TotalEnergies is paying an advance on this exceptional bonus of €1,000 gross. The final amount of the bonus and terms of payment will be discussed with employee representative organizations within the framework of its social dialogue.

The value-sharing bonus comes on top of other benefits available to the nearly 15,000 French employees in the Common Social Framework: profit-sharing and incentive plans, with an average incentive payment of €10,136 paid in 2026, and employer contributions to employee savings plans made by the TotalEnergies' companies in addition to employees' voluntary contributions to these plans.

Following the 2026 campaign, the Board of Directors also authorized a new capital increase reserved for employees, who will enjoy a 20% share-purchasing discount and one bonus share for each share subscribed, up to a maximum of 10 bonus shares.

More than 70% of TotalEnergies' employees worldwide (and more than 80% in France) are TotalEnergies shareholders. In 2025, TotalEnergies paid out approximately €700 million in dividends to employee and former employee shareholders, including approximately €450 million in France. The dividend growth policy of at least 5% per year for the next five years up to 2030, announced by the Board of Directors in September, will also directly benefit employees.

Finally, 13,500 employees worldwide, including 6,500 in France, were granted performance shares in 2026, with an average allocation of 545 shares per employee.

Increased support for fuel purchases for employees in France and around the world

In response to rising fuel prices in many countries, TotalEnergies paid a fuel allowance of €200 to all its employees worldwide2 in June 2026.

TotalEnergies has also decided to automatically provide all 35,400 employees with a Fleet card, entitling them to a discount of 8 cents per liter on gasoline and diesel purchased at TotalEnergies service stations, in addition to the price caps in effect for all customers in France. This discount, currently available to nearly 15,000 employees in France, will now be extended to all employees in the country.

In addition, employees who are also customers of TotalEnergies Électricité et Gaz France qualify for the 8-cent-per-liter discount on top of the €1.99-per-liter price cap on gasoline and diesel for all electricity and gas customers in France.

(1)	to employees of all wholly owned companies, as well as employees of companies in which more than 50% is owned, subject to approval by their respective governing bodies.

(2)	$200 for contributors outside Europe

***

Nigeria: TotalEnergies Completes the Divestment of its Oil Interest in Renaissance JV (formerly SPDC)

On October 27, 2026, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria (TEPNG) completed the divestment of its 10% non-operated interest in the Renaissance JV licenses to Vaaris for an aggregate amount of US$ 800 million. As announced on January 14th, 2026, TotalEnergies retains full economic interest in the three gas licenses of the Renaissance JV (OML 23, OML 28 and OML 77), which currently account for 50% of Nigeria LNG gas supply.

***

United States: TotalEnergies Expands its Joint Venture with KKR with the Addition of a 700 MW Renewables Portfolio

On October 12, 2026 TotalEnergies announced the signing of an agreement with KKR, a leading global investment firm, to add 700 MW to the 50/50 Joint-Venture (JV) they created in the U.S. in 2025, which currently holds 1.4 GW.

The transaction covers a portfolio of three utility scale solar assets located in Texas and in Ohio which are expected to reach their commercial operation dates by the first quarter of 2027. The electricity produced by these assets is already sold to third parties or will be marketed by TotalEnergies. The transaction reflects an enterprise value of $1.2 billion for the portfolio.

TotalEnergies will continue to operate the assets after completion of the transaction, which is expected in 2026 subject to customary conditions.

***

Strategy and Outlook Presentation 2026

On September 28, 2026, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and the members of the Executive Committee, presented the Company's strategy and outlook in New York.

TotalEnergies confirmed growth objectives by 2030.

A live webcast of the event in English is available on its website.

***

Azerbaijan: TotalEnergies announces Final Investment Decision for Absheron Full Field Development

On September 26, 2026, TotalEnergies (35%, operator), together with its partners SOCAR (35%) and XRG (30%), took the Final Investment Decision (FID) for the Full Field Development of the Absheron gas and condensate field.

Located in the Caspian Sea, 100 km south-east of Baku, the Absheron field holds approximately 140 billion cubic meters of recoverable gas reserves. A first development phase, with a production capacity of 1.5 billion cubic meters per annum (BCMA) of gas and 12,000 barrels per day of condensate, was successfully put on stream in 2023.

The Absheron Full Field development is expected to increase overall field production to 6 BCMA and 47,000 barrels per day of condensate. Project is expected to start-up in 2029. Gas will be both supplied to the domestic market and exported to Turkey through the existing gas infrastructure connecting Azerbaijan to the European gas market, therefore strengthening regional energy security.

The project stands out for its innovative design and low carbon footprint. Gas will be produced by 4 subsea wells, transported to shore through a subsea pipeline equipped with advanced automation solutions and processed in a new onshore plant, fully electrified and designed to minimize energy consumption and greenhouse gas emissions. As a result, the scope 1 & 2 greenhouse gas emissions intensity of the project stands below 4 kg CO2e/boe.

***

The Board of Directors of TotalEnergies reaffirms the relevance of the Company's strategy and its confidence in the governance & management to continue its implementation

On September 25, 2026, on the occasion of its annual strategic seminar held on September 23 and 24, 2026, TotalEnergies' Board of Directors reviewed the Company's strategic outlook and unanimously reaffirmed the relevance of the strategy implemented around its two pillars, Oil & Gas and Integrated Power.

On this occasion, the Board also addressed the continuity of the Company's governance and leadership.

Accordingly, the Board of Directors wishes that Patrick Pouyanné, Chairman and Chief Executive Officer, continues to drive this strategy's deployment at the helm of the Company.

The Board reviewed the most suitable mode of governance for the Company and decided unanimously and with conviction to continue to combine positions of Chairman and Chief Executive Officer, knowing that this unity of the Company's management and representation is part of its particularly well-balanced corporate governance framework, with a Lead Independent Director who is a preferred contact for shareholders, whom the Board of Directors has found to be fully fulfilling his role.

Then, on the proposal of the Governance and Ethics Committee, it has therefore unanimously1 decided that the renewal of the mandate of Patrick Pouyanné will be proposed to the Shareholders' Meeting in May 2027 as well as the renewal of the mandate of Jacques Aschenbroich, who has held the position of Lead Independent Director since May 2023.

(1)	Mr. Patrick Pouyanné and Mr. Jacques Aschenbroich did not take part in the deliberations of the Governance and Ethics Committee or of the Board of Directors in respect of the matters concerning them.

***

Nigeria: TotalEnergies launches the Ima Gas Development to Supply Nigeria LNG liquefaction plant

On September 23, 2026, TotalEnergies (40%, operator), together with its partner AMNI (60%), took the Final Investment Decision (FID) for the development of the Ima gas field, straddling the OML 112 and 117 offshore licenses in Nigeria.

Located in shallow waters close to Bonny Island, the Ima gas field will be developed with a single platform, connected through a 22 km pipeline to Nigeria LNG (15%, TotalEnergies). Production start-up is expected in 2028, with a plateau of 350 million cubic feet per day (representing over 60,000 barrels of oil equivalent per day). Once on stream, the Ima field will supply about one-third of the gas required for the ongoing Nigeria LNG Train 7 expansion project, which will increase the liquefaction plant capacity from 22 million tons per annum (Mtpa) to 30 Mtpa.

Ima is a low-cost and low-emissions development, with a simplified platform design, electric power supply from shore, no flaring, and permanent methane detection and monitoring.

Developed in partnership with the Nigerian company AMNI, Ima project is characterized by strong Nigerian content, with all key contractors being local companies. It will also contribute to local community development, with around 60% of the workforce expected to be sourced from host communities during the project development.

***

TotalEnergies Signs an Agreement with GIP on African Energy Infrastructure Assets

On September 18, 2026, TotalEnergies entered into a partnership agreement with Global Infrastructure Partners (GIP), a part of BlackRock, relating to TotalEnergies' interests in some oil & gas infrastructure assets in Africa. In exchange for a US$1.8 billion capital contribution, TotalEnergies will pay GIP a throughput-based tariff over a period of up to 15 years.

***

TotalEnergies Announces a Partnership with Mistral to Develop Frontier AI Models for Reservoir Exploration and Engineering

On September 15, 2026, TotalEnergies and Mistral announced a 3-year joint program representing an investment of more than €100 million aimed at developing a new generation of frontier AI models to support TotalEnergies' geosciences experts in the exploration, characterization and development of oil and gas reservoirs.

Driving Innovation by Combining AI, Geoscience Expertise and Subsurface Data

This partnership will draw on the latest advances in artificial intelligence, particularly agentic AI, to combine next to 10 petaflops of data with nearly a century of knowledge, know-how and expertise accumulated by TotalEnergies in geosciences and reservoir engineering. The objective is to develop new frontier models, able to integrate, process and interpret large volumes of data in order to generate multiple scenarios for the development of exploration opportunities, as well as for optimizing and extending the life of existing projects.

TotalEnergies and Mistral will establish a joint scientific laboratory combining the subsurface know-how and expertise of TotalEnergies' subsurface teams with the scientific and technological capabilities of Mistral, a European AI champion, to develop solutions tailored to the specific needs of the Company's businesses.

Leveraging the Expertise and Digital Infrastructure of a European Champion

Through this partnership with Mistral, TotalEnergies is strengthening its AI solutions ecosystem to create proprietary models within a European digital ecosystem.  This enables TotalEnergies to leverage its strategic subsurface data and Mistral to further develop as a European AI champion.

***

Plastics Recycling: TotalEnergies Becomes the Sole Owner of the Grandpuits Advanced Plastics Recycling Plant

On September 11, 2026, as part of the restructuring of Plastic Energy's shareholding, TotalEnergies agreed to acquire from the new shareholder Plastic Energy's 35% interest in the Grandpuits advanced recycling plant, in which TotalEnergies already held a 65% interest. The plant is now wholly owned by TotalEnergies.

The Grandpuits advanced plastics recycling plant, located in Seine-et-Marne, started production in March 2026 and has an annual capacity to process 15,000 tons of plastic waste.

A Pioneering Plant for the French Advanced Plastics Recycling Value Chain

The Grandpuits plant transforms hard-to-recycle plastic waste from French households, including waste collected in yellow recycling bins, which is currently sent to landfill or incineration, into a synthetic oil through a pyrolysis process. This process involves heating the waste to high temperatures in an oxygen-free environment. It makes it possible to recycle waste that cannot be recycled mechanically and to produce circular petrochemical feedstock as a substitute for fossil feedstocks.

The synthetic oil contributes to producing recycled plastics of the same quality as virgin plastics, compatible with the strictest requirements, including food contact and medical applications. In 2023, TotalEnergies signed an agreement with two French partners, Citeo and Paprec, to secure the plant's long-term supply of plastic waste.

***

Exploration in Angola: TotalEnergies Announces a new Discovery on Block 17 and Enters New Exploration Blocks

On September 10, 2026, on the occasion of the Angola Oil & Gas Conference, Patrick Pouyanné, Chairman and CEO of TotalEnergies, announced several exploration successes.

Acacia-5: from discovery to production in 3 months

TotalEnergies (38%, operator) has announced the Acacia-5 near-by discovery on Block 17. First Oil will be achieved only three months after the discovery made in June 2026, through a fast-track development leveraging the available capacity on the Pazflor FPSO. Acacia-5 shall increase Block 17 production by 6,000 barrels per day.

Acacia-5 is the second exploration success recorded in 2026 across TotalEnergies' Angolan portfolio, following the recent Block 0 discovery in the prolific Lower Congo Basin, where TotalEnergies holds a 10% interest alongside Chevron, operator.

Entry into new exploration blocks

TotalEnergies has signed agreements with the concessionaire Agência Nacional de Petróleo, Gás e Biocombustíveis (ANPG), to enter with a 40% operated interest in exploration Blocks 17/25 and 32/21, located in the heart of the prolific Lower Congo Basin.

These promising blocks benefit from extensive existing 3D seismic coverage and offer access to several prospective geological plays. They are located close to existing facilities in TotalEnergies-operated Blocks 17 and 32, where six FPSOs are currently producing, therefore allowing for future tie-backs and cost-efficient development of additional resources through existing facilities.

Moreover, TotalEnergies signed in February 2026 a Head of Agreement (HoA) with ANPG, and ExxonMobil to farm-in with a 35% interest into exploration Blocks 40, 41, 42 and 58 in the Benguela Basin.

TotalEnergies holds a 38% operated interest in Block 17, alongside Equinor (22.16%), ExxonMobil (19%), Azule Energy (15.84%) and Sonangol E&P (5%).

TotalEnergies holds a 40% operated interest in Blocks 17/25 and 32/21, alongside ExxonMobil 40%, and Sonangol E&P 20%.

TotalEnergies holds a 10% interest in Block 0, alongside Sonangol E&P (41%), Chevron (39.2%, operator) and Azule Energy (9.8%).

***

Papua New Guinea: TotalEnergies Takes Decisive Steps Towards Final Investment Decision on Papua LNG

On September 7, 2026, TotalEnergies announced that Papua LNG achieved major contractual and commercial milestones, marking decisive steps towards a Final Investment Decision. Thanks to the close cooperation with the authorities of Papua New Guinea and Papua LNG partners, the following key milestones have now been achieved:

•	Completion of the EPC tendering process, with contract award recommendations now ready to be approved by the co-venturers. Since 2024, close to US$ 4 billion cost savings have been achieved through project design optimization (for example, developing an alternative upstream condensate scheme in synergy with PNG LNG) and rebidding EPC packages with an enlarged panel of Asian EPC contractors, bringing the project capital expenditure down to around US$ 14 billion.

•	Decision made to maximize synergies for the benefit of the project by transferring the operatorship to ExxonMobil, operator of PNG LNG. TotalEnergies and ExxonMobil will ensure a safe and efficient transition of operatorship while maintaining continuity of project activities and ongoing commitments to the authorities and stakeholders. Together with the transfer of operatorship, in order to give to ExxonMobil a higher stake in the project, TotalEnergies will sell a 9.1% interest (post back-in of Kumul Petroleum) in the project to its Papua LNG partners, in proportion to their existing participating interests and will retain a 20% interest in the project, while maintaining its LNG offtake share of the project.

•	Finalization of the Gas Agreement with the Government of Papua New Guinea taking into account this updated budget and optimization. The Gas Agreement signed in 2019 has been amended to ensure robust project economics, including in low cycle, while preserving the State's long-term fiscal interests.

•	Establishment of a LNG marketing joint venture between TotalEnergies and the PNG State-related entities represented by Kumul Petroleum Holdings Limited, to jointly commercialize 2.4

Mtpa from Papua LNG out of a total production of 5.6 Mtpa, thus supporting the project financing.

•	Execution of a LNG offtake Heads of Agreement between TotalEnergies as a buyer and the parties of the LNG marketing joint venture as sellers, providing TotalEnergies with access to 1.5 Mtpa of LNG for its own global portfolio.

Upon completion of the farm-down by TotalEnergies of part of its interest and exercise by the State of Papua New Guinea of its back-in right, TotalEnergies will hold a 20% interest in Papua LNG, alongside ExxonMobil (34.1%, operator), Santos (21.0%), ENEOS Xplora (2.4%), and Kumul Petroleum Holdings Limited and MRDC (22.5%).

***

Namibia: TotalEnergies Completes its entry as Operator into PEL83 license, holding the giant Mopane discovery

On September 3, 2026, TotalEnergies announces the completion of the transaction concluded with Galp in December 2025, by which:

•	TotalEnergies acquires from Galp a 40% operated interest in the PEL83 license, holding the Mopane discovery, and

•	Galp acquires from TotalEnergies a 10% participating interest in the PEL56 license, holding the Venus discovery and a 9.39% participating interest in the PEL91 license.

Further to the completion of this transaction, TotalEnergies holds a 40% operated interest in the PEL83 license alongside Galp (40%), Namcor (10%) and Custos (10%), a 35.25% operated interest in the PEL56 license, alongside QatarEnergy (35.25%), Galp (10%), Namcor (10%) and Impact (9.5%), as well as a 33.09% operated interest in PEL91 alongside QatarEnergy (33.03%), Namcor (15%), Impact (9.5%) and Galp (9.39%).

***

Emmanuelle Guégan appointed President Marketing & Services and member of TotalEnergies' Executive Committee

On September 1, 2026 TotalEnergies announced that, effective September 1, 2026, Emmanuelle Guégan was appointed President Marketing & Services and member of the Executive Committee, Bernard Pinatel having decided to retire.

Emmanuelle Guégan had been Senior Vice President Corporate Affairs of TotalEnergies' Exploration & Production since October 2025.

Effective September 1, 2026, TotalEnergies' Executive Committee comprised:

•	Patrick Pouyanné, Chairman and Chief Executive Officer
•	Emmanuelle Guégan, President Marketing & Services
•	Aurélien Hamelle, President Strategy & Sustainability
•	Stéphane Michel, President Gas, Renewables & Power
•	Catherine Remy, President People & Social Engagement
•	Jean-Pierre Sbraire, Chief Financial Officer
•	Namita Shah, President Asia and President OneTech
•	Vincent Stoquart, President Downstream, President Refining & Chemicals
•	Nicolas Terraz, President Exploration & Production

***

TotalEnergies Completes the Transfer of its 10% Interest in Arctic LNG 2

On August 27, 2026, as mentioned on the occasion of the presentation of the 2nd Quarter 2026 Results, TotalEnergies confirmed that the transfer of its 10% interest in Arctic LNG 2 to NordLine (a Novatek subsidiary) had completed. TotalEnergies is therefore no longer a shareholder in Arctic LNG 2.

As part of the transfer agreement, TotalEnergies retains its rights to be reimbursed by Arctic LNG 2 for its share of the loans provided by the shareholders to the project, for an amount of around US$ 1.3 billion. Such reimbursement might be implemented in the future subject to applicable sanctions.

***

Renewables in Europe: TotalEnergies Acquires Shell's Renewables Business and Sells a 50% Stake in a Portfolio of Developed Assets to KKR

On August 3, 2026, in line with its Integrated Power strategy in Europe focused on selected deregulated markets, as illustrated by the recent transaction with EPH, and with its business model designed to optimize capital allocation in renewables, TotalEnergies announced the signing of two transactions in Europe:

The acquisition of a 4 GW renewables portfolio from Shell, including 500 MW of solar and wind assets in operation or under construction.

TotalEnergies has signed an agreement with Shell to acquire its entire onshore renewables business in Europe, including 500 MW of solar and wind assets in operation or under construction, mainly located in Italy and the Netherlands, and a 3.5 GW pipeline of solar, wind and battery storage projects in Italy, the United Kingdom and Spain.

This asset portfolio will be wholly owned by TotalEnergies upon completion of the transaction, which is expected by the end of 2026 and remains subject to approval by the relevant authorities.

This transaction complements TotalEnergies' power generation activities in these four key markets for the deployment of its Integrated Power strategy in Europe, in particular its European renewables asset portfolio, which amounts to nearly 10 GW of gross installed capacity or capacity under construction and 27 GW under development.

The sale to KKR of a 50% stake in an already largely developed 1.2 GW renewables asset portfolio for an enterprise value of €1.8 billion.

Confirming its ability to execute partial farm-downs year after year in line with its renewables business model, TotalEnergies has signed an agreement with an insurance account managed by KKR, a leading global investment firm, for the sale of a 50% stake in a 1.2 GW onshore solar and wind asset portfolio in Europe. The portfolio's enterprise value amounts to €1.8 billion.

The transaction covers a portfolio of assets in Germany, Spain, France and Poland. The electricity produced by these assets is already sold to third parties or will be marketed by TotalEnergies.

TotalEnergies will retain a 50% stake in the assets and continue to operate them after completion of the transaction, which is expected in 2026 and subject to customary conditions.

***

Cyprus: TotalEnergies Approves the Development of the Cronos Gas Field to Supply Europe with LNG

On July 28, 2026, TotalEnergies (50%) and Eni (50%, operator), partners in Cyprus offshore Block 6, took the Final Investment Decision (FID) for the development of the Cronos gas field, discovered in 2022 and successfully appraised in 2024.

Located in deep offshore waters approximately 185 kilometers southwest of the coast of Cyprus, Cronos will be developed through four subsea wells. The gas will be transported by subsea pipeline from Cypriot waters to Egypt, where it will be liquefied at the Damietta LNG terminal before being exported to Europe.

The development of Cronos will partly rely on existing facilities in Egypt, generating significant synergies for a fast-track development, which will help accelerate its start-up and reduce the carbon intensity of the field's production.

Production start-up is expected in 2028, with a plateau of around 500 million cubic feet per day (Mcf/d), equivalent to around 2.8 million tons of LNG per year (Mtpa), 50% of which will be marketed by TotalEnergies.

A Gas Development Connected to LNG Markets

Following the signature, in February 2025, of a Host Government Agreement, the main commercial and contractual agreements required for the development of the project have been signed. These agreements define the terms for the use of the offshore facilities of the Zohr field, the transit of gas through Egypt, liquefaction at Damietta LNG, and the sale of the gas as LNG.

The project could also enable, in the future, the development of additional resources located in Block 6, which will be appraised during upcoming campaigns.

TotalEnergies is also present in Cyprus in offshore Blocks 11 (50%, operator), 7 (50%, operator) and 8 (40%).

***

TotalEnergies SE appeals the 25 June 2026 judgment in the duty of vigilance climate case

On July 27, 2026, following deliberation by its Board of Directors, TotalEnergies decided to appeal the judgment rendered on June 25, 2026 by the Paris Judicial Court in the proceedings brought by certain associations under the French duty of vigilance law.

First, the Company considers, in line with the position taken by the Public Prosecutor's Office in these proceedings, that climate change, as a global phenomenon, does not fall within the scope of the duty of vigilance law. The Public Prosecutor's Office stated that climate change is a worldwide phenomenon which is “a matter for everyone, but essentially a responsibility of the international community of States”.

Second, the duty of vigilance law is intended to drive responsible corporate behavior with respect to risks of harm resulting from companies' own activities, those of their subsidiaries and those of their suppliers and subcontractors but does not encompass their clients' activities over which companies do not have control. TotalEnergies does not decide whether a motorist chooses to drive a petrol-powered vehicle, use biodiesel, or drive an electric vehicle. However, TotalEnergies seeks to ensure that motorists have access to the energy they choose to use.

Imposing companies in energy, defense, aeronautics, or automotive sectors to control risks resulting from the use of their products by their customers does not appear to be consistent with the objectives of the law, or the principles of legal certainty and freedom to conduct business. In this respect, it should be noted that the European Corporate Sustainability Due Diligence Directive (CSDDD) does not include customers' activities within its scope.

The Company will advance these arguments before the Paris Court of Appeal.

***

FORWARD-LOOKING STATEMENTS

Disclaimer:

Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the future financial condition, results of operations, business activities and strategy of TotalEnergies, including with respect to its growth objectives, (ii) expectations regarding returns to stockholders, including with respect to the anticipated payment of dividends and share buybacks, the conversion of dividends into U.S. dollars for owners of ordinary shares registered on the U.S. register and the timetable relating to dividends, (iii) plans for future development, (iv) future investments, including with respect to production and exploration possibilities from such investments, (v) expected construction timelines, (vi) future supply of renewable energy, (vii) expected divestments and their anticipated impact on operations, and (viii) expected capacity, completion timelines and results of projects and joint ventures. This document may also contain statements regarding the outlook, objectives, areas of improvement, goals and ambitions of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “estimates”, “considers”, “plans”, “expects”, “thinks”, “targets”, “has an ambition to”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of publication of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the outlook, objectives, goals or ambitions announced will be achieved. They are uncertain and may change or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, fluctuations in the price of crude oil and natural gas, changes in the demand and price of petroleum products, changes in production levels and estimates of reserves, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described in the Corporation’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

Future interim or final annual dividends payments beyond the interim dividend payable on April 2nd, 2027 (or April 20th, 2027, for holders on the U.S. register) have not yet been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries undertake no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Corporation website totalenergies.com. The Form 20-F is also available from the SEC by calling 1-800-SEC-0330 or on the SEC’s website.